UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-15982

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

National Mercantile Bancorp
Full Name of Registrant

Former Name if Applicable

1840 Century Park East
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90067
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nonrecurring events have placed demands on our reporting staff that has rendered us unable to collect and present the information necessary for the preparation of the report on Form 10-KSB within the prescribed time period without unreasonable expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David R. Brown	310	282-6703
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company recorded a net loss of $253,000 for 2002 compared to net income of $1.2 million for 2001.  On a per share basis, 2002 recorded a basic and fully-diluted loss of $0.15 compared to basic earnings of $0.72 and fully-diluted earnings of $0.28 for 2001.  The decrease in net earnings was due to a $4.2 million increase in operating expenses, a $1.4 million increase in the provision for credit losses, an $815,000 increase in the minority interest of the holders of the guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures in our income and a $213,000 minority interest of the South Bay Bank Series A Preferred Stock in our income.  Partially offsetting these factors, net interest income increased $5.0 million in 2002, despite a lower net yield on earning assets, and other operating income increased $269,000 over 2001.  In comparing the results of operations, most income and expense items are greater in 2002 than 2001 as a result of the acquisition of South Bay in December 2001.  Accordingly, the 2002 year includes 12 months operations of South Bay.

National Mercantile Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ David R. Brown

David R. Brown, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).